

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 24, 2008

Thomas M. Kitchen
Senior Executive Vice President
  and Chief Financial Officer
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

      Re: Stewart Enterprises, Inc.
          Form 10-K for the fiscal year ended October 31, 2007
          Filed December 21, 2007
          File No. 1-15449

Dear Mr. Kitchen:

      We have reviewed your response letter dated April 17, 2008 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2007

Liquidity and Capital Resources, page 42

1. We have considered your response to our prior comment two. The disclosure proposed is somewhat generic and may be of limited use to investors without additional detail. In future filings, please revise to provide additional discussion and analysis of the company's cash requirements and your evaluation of the company's sources and uses of cash. In drafting your response, please consider that your liquidity and capital resources disclosure should provide a clear picture of the company's ability to generate cash and to meet existing and known or reasonably likely cash requirements. This section should focus on primary drivers and other material factors necessary to and understanding of the company's cash flows and the indicative value of the company's historical cash flows.

Schedule DEF 14A filed February 26, 2008

Director Compensation for Fiscal 2007, page 16

2. We have considered your response to our prior comment three and are unable to agree as the director compensation information is expressly required by Item 402(b) of Regulation S-K, regardless of the amounts paid to the directors. Please amend your 2007 Form 10-K to provide the information required by Item 402(b) of Regulation S-K with respect to the directors who did not stand for re-election at the company's 20007 annual meeting of shareholders.

Executive Compensation
Compensation Discussion and Analysis, page 18

Role of Compensation Consultant and the Analysis Used in Setting Compensation Levels, page 18

3. We have considered your response to our prior comment four. If you engage in benchmarking of compensation, as it appears you do for your total direct executive compensation, you should identify all the companies that the compensation committee considered for benchmarking purposes in your future filings. If you are unable to identify the companies, please disclose this fact and explain why.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our

Thomas M. Kitchen
Stewart Enterprises, Inc.
April 24, 2008
Page 3

review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3833 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief